Exhibit 99.1

Westwood mine to reopen level 104 mining block

TORONTO, Nov. 25, 2015 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") confirms that following the conclusions of expert assessments of the seismic event on May 26, 2015, the Commission de la Santé et de la Sécurité au travail (CSST), which is Quebec's occupational health and safety commission, has authorized the start of remediation and recovery work in the level 104 mining block.

Five experts in rock mechanics, four of whom were mandated by the Company and one by the CSST, have made their recommendations after concluding that the root causes of the rock burst have been identified. Detailed and methodical planning will be carried out in compliance with these recommendations and with the approval of the CSST at each step.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with four operating gold mines on three continents. A solid base of strategic assets in North and South America and West Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
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Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

SOURCE IAMGOLD Corporation

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 17:29e 25-NOV-15